82-3477

ALPHA BANK

06013203

Press Release

FIRST GENERAL MEETING OF THE SHAREHOLDERS OF ALPHA BANK ON MAY 2, 2006

The First General Meeting of Shareholders, to decide upon postponed items from the Ordinary General Meeting, was not held today May 2, 2006, due to lack of quorum.

Consequently, according to the decision of the Board of Directors, the Second General Meeting of Shareholders to decide upon postponed items from the First General Meeting is convened on Tuesday May 23, 2006 at 09.30 a.m. at the Athens Hilton Hotel.

Athens, May 2, 2006

dlw 5/8

40 Stadiou Street
GR-102 52 Athens

Tel.: +30 210 326 2431-2
Fax: +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK

INVITATION
TO THE SECOND GENERAL MEETING OF SHAREHOLDERS
TO DECIDE UPON POSTPONED ITEMS FROM
THE ORDINARY GENERAL MEETING

In accordance with Codified Law 2190/1920 "On Corporate Legislation" as amended and article 12 of the Bank's Articles of Incorporation, the Shareholders of Alpha Bank A.E., are invited invited to the Second General Meeting of Shareholders to decide upon postponed items from the Ordinary General Meeting, on Tuesday, May 23, 2006, at 09.30 noon, at the Athens Hilton Hotel, at 46 Vassilissis Sophias Avenue.

AGENDA

1. Amendment, completion, annulment and renumbering of all the Articles of the Bank's Articles of Incorporation (articles 1-29) for updating purposes. Codification of the Articles of Incorporation.
2. Grant of authorisation by the General Assembly to the Board of Directors, according to article 13, paragraph 1, subparagraphs b and c, of Codified Law 2190/1920.
3. Amendment of the present stock option scheme and approval of a new scheme, in favour of executive members of the Board of Directors and executives of the Bank, including affiliated with the Bank companies, for the obtainment of Alpha Bank shares (paragraph 9, article 13 of Codified Law 2190/1920).

All Shareholders have the right to participate in the Annual General Meeting and vote, in person or by proxy. Every share gives the right to one vote.
Shareholders who wish to attend the Annual General Meeting should, through their operator in the Dematerialised Securities System (S.A.T.), bind whole or part of the shares they possess in exchange for a share binding certificate, which they should deposit by Wednesday, May 17, 2006, in any Branch of Alpha Bank. In cases where no operator has been appointed and the shares have been placed in the special account, share binding certificates will be issued by the Central Securities Depository (Mavrokordatou Square & 17 Acharnon Street).

Shareholders can also deposit their share binding certificates in any bank in Greece or the Deposit and Loans Fund and abroad in Alpha Bank Branches or in Alpha Bank London, Alpha Bank Cyprus, Alpha Bank Romania, Alpha Bank A.D. Skopje, Alpha Bank Belgrade Affiliate and Jubanka A.D., or any other bank and present the receipt they will be supplied with as well as any documents of representation at the Main Branch of Alpha Bank, 40 Stadiou Street (Shareholders' Service Section, tel.: 210 326 5810) by May 17, 2006.

Due to the fact that, for the items of the agenda, increased quorum is required, Shareholders are requested to deposit in time, as stated above, the share binding certificates and in the event they are unable to attend the Meeting in person, to nominate a proxy to represent them.

Athens, May 2, 2006
The Board of Directors